

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2019

Jason T. Liberty
Chief Financial Officer and Executive Vice President
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, FL 33132-2096

      Re: Royal Caribbean Cruises Ltd.
          Form 10-K for the Year Ended December 31, 2018
          Filed February 22, 2019
          File No. 001-11884

Dear Mr. Liberty:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Transportation and Leisure